VIA EDGAR

May 22, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Congressional Effect Family of Funds
File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Vincent J. Di Stefano of the Division of Investment Management, this letter is being submitted on behalf of the Congressional Effect Family of Funds (“Registrant”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Di Stefano on April 25, 2014 in connection with the review of Post-Effective Amendment No. 13 to Registrant’s registration statement on Form N-1A, filed electronically on March 10, 2014 (the “Amendment”).  Subsequent to receiving the staff’s comments, Registrant withdrew the Amendment in order to file the annual updating amendment for the Congressional Effect Fund (the “Fund”).

Set forth below is a summary of Mr. Di Stefano’s comments and the Trust’s responses thereto.  In addition, a revised amendment to the registration statement, reflecting the revisions described below and other conforming changes (the “Revised Amendment”), is being filed concurrently with this Correspondence.

1.          Comment:   The staff notes that the registration statement is for the series originally called the “Congressional Effect Fund”; however, the Fund was not named in the Amendment. Please provide the fund’s name.

Response:   The Revised Amendment indicates that the Fund’s name will be “PSP Multi-Manager Fund”; the name change from the Congressional Effect Fund will be effective when the Revised Amendment is declared effective.

2.	Comment: Complete all fields in the fee tables and examples.

Response:   Registrant has complied with this request.

3.          Comment:   In the footnote to each fee table, update the disclosure to indicate that the expense limitation agreement has a term of at least one year beyond the date of the registration statement.

Response:   Registrant has complied with this request, and has indicated that the expense limitation agreement is in effect through August 1, 2015.

4.          Comment:   Confirm that interest expenses related to short selling will be captured in “Other Expenses”, as disclosed in the fee table in the prospectus.

Response:    Interest expenses related to short selling will be captured in “Other Expenses”.

5.          Comment:   The prospectus indicates that the Fund may invest in securities of issuers in non-U.S. countries. Undertake to the staff that the registration statement of the Fund will be amended to add relevant strategy and risk disclosure if investing in a particular non-U.S. country becomes a material investment strategy.

Response:   Registrant hereby undertakes to amend the Fund’s registration statement if investing in a particular non-U.S. country becomes a material investment strategy.

6.          Comment:   The prospectus indicates that the Fund may focus on certain sectors. Undertake to the staff that the registration statement of the Fund will be amended to add relevant strategy and risk disclosure if investing in a particular sector becomes a material investment strategy.

Response:    Registrant hereby undertakes to amend the Fund’s registration statement if investing in a particular sector becomes a material investment strategy.

7.          Comment:   In the investment strategy disclosure made pursuant to Item 4 of Form N-1A, describe how Pulteney Street Capital Management, LLC, the Fund’s investment adviser (the “Adviser”), will determine to make allocations of Fund assets to be managed by the Fund’s investment sub-advisers, and provide a description of the types of investments each investment sub-adviser generally focuses on.

Response:   The following disclosure has been added on page 4 of the Revised Amendment:

The Adviser determines the allocation of the Fund’s assets among the various Sub-Advisers, in addition to assets the Adviser may manage directly. In selecting and weighting investment allocations, the Adviser seeks to allocate Fund assets to Sub-Advisers that, based on their investment styles and historical performance, have the potential, in the opinion of the Adviser, to perform independently of each other and achieve positive risk-adjusted returns in various market cycles. The degree of correlation of any given investment strategy of a Sub-Adviser will, with other investment strategies and the market as a whole, vary as a result of market conditions and other factors, and some Sub-Advisers will have a greater degree of correlation with each other and with the market than others.

8.          Comment:   Clarify what is meant by the sub-advisers having “complementary strategies”.

Response:   The relevant disclosure has been revised, and now reads as follows on page 3 of the Revised Amendment:

The Fund attempts to generate enhanced risk-adjusted returns by allocating its assets among a group of experienced managers who will serve as sub-advisers (“Sub-Advisers”) to the Fund and who will employ investment strategies that, in the opinion of the Adviser, are complementary (i.e., strategies that do not substantially conflict with one another and that are generally non-duplicative).

9.          Comment:   In the Item 4 strategy and risk disclosure, specify the principal types of investments the Sub-Advisers will specialize in, and add risks related to the same.

Response:   Registrant has added disclosure on pages 3-4 related to the principal types of investments the Sub-Advisers will specialize in. The Registrant has supplemented the risk disclosure on pages 4-6 so that risks associated with such strategies are disclosed.

10.        Comment:   In the “Tax Information” section of the prospectus, clarify that an investor may still pay taxes on tax-deferred arrangements such as 401(k) plans or individual retirement accounts, but that such payments are deferred.

Response:   Disclosure has been added to the “Tax Information” section on page 8 of the Prospectus that reads “Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

11.        Comment:   If investments in REITs or MLPs, which are disclosed on page 9 of the prospectus, are part of the Fund’s principal investment strategy, move such disclosure to the earlier part of the prospectus.

Response:   Investments in REITs and MLPs are not part of the Fund’s principal investment strategy to be disclosed pursuant to Item 4 of Form N-1A.

11.        Comment:   Disclose to the staff why a Fund with a relatively low amount of assets would allocate investment opportunities to as many as six sub-advisers?

Response:   The Adviser believes that the varying investment strategies of the various sub-advisers are complimentary, and can be efficiently employed at relatively low asset levels. In addition, the Adviser believes that the Fund currently has significant growth opportunities.

12.        Comment:   With respect to the disclosure regarding futures on page 8 of the SAI, please describe the Fund’s asset segregation policies with respect to “physically settled” and “cash settled” futures.

Response:   The following risk disclosure has been added on page 8 of the SAI:

For futures contracts where the Fund is not contractually required to cash settle, the Fund will segregate liquid assets equal to the full notional value of the futures contracts while the positions are open. For futures contracts that the Fund is contractually required to cash settle, the Fund will set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the futures contract, if any, rather than their full notional value.

13.        Comment:   With respect to the disclosure about Rule 4.5 under the Commodity Exchange Act on page 10 of the SAI, replace “Fund” with “Adviser” in the last sentence of the first paragraph, as the Adviser, not the Fund, would be subject to registration as a commodity pool operator.

Response:   Registrant has revised the disclosure regarding Rule 4.5, which now appears on page 10 of the SAI, and reads as follows:

To the extent the Fund makes investments regulated by the Commodities Futures Trading Commission (the “CFTC”), the Fund intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”). The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA. If the Fund is unable to comply with the requirements of Rule 4.5, it may be required to modify its investment strategies or be subject to CFTC registration requirements, either of which may have an adverse effect on the Fund.

In addition, Registrant notes that it is the Fund, rather than the Adviser, that relies on Rule 4.5 to be excluded from the definition of commodity pool operator. Notwithstanding that a fund’s adviser would need to register as a CPO in an instance where a fund is unable to rely on Rule 4.5, it is the fund, and not its adviser, that is the beneficiary of the exclusion under Rule 4.5.

14.        Comment: In the table of trustees and officers on page 16 of the SAI, confirm that the information in the “Other Directorships” column is current for the last five years, and confirm all information in the table is current.

Response:   The information in the column is current for the last five years for each trustee. In addition, Registrant has revised the column header to read: “Other Directorships During Past 5 Years”.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Vincent J. Di Stefano
Branch Chief
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549